IMPERIAL

02 APR -2 AM 8:43

82-1257

15 March 2002

02028189

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

**RE: ADR FACILITY**

Please find enclosed a copy of the Appendix 4B for the Half-Year ended 31 December 2001 lodged with the Australian Stock Exchange Limited on 15 March 2002.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

D L Hughes
Secretary

dh7468a

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/03/2002

TIME: 16:28:41

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & ASIC Half Yearly Accounts

IMPERIAL

# Fax

| | | | |
|---|---|---|---|
| **To:** | COMPANY ANNOUNCEMENTS OFFICE | **From:** | IMPERIAL ONE LIMITED |
| **Company:** | AUSTRALIAN STOCK EXCHANGE | **Pages:** | 29 |
| **Fax:** | 1300 300 021 | **Date:** | 15 MARCH 2002 |
| **Re:** | APPENDIX 4B | **CC:** | |

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**



Dear Sir

Please find enclosed the Appendix 4B Statement of Imperial One Limited for the Half-Year ended 31 December 2001.

Yours faithfully

D L Hughes
Secretary

dlh7666aj

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

IMPERIAL ONE LIMITED
ABN 29 002 148 361

## DIRECTORS REPORT

Your Directors present their Report on the consolidated entity consisting of Imperial One Limited and the entities it controlled at the end of or during the half-year ended 31 December 2001.

### Directors

The following person were Directors of Imperial One Limited during the whole of the half-year and up to the date of this Report.

B W McLeod
D H Sutton
K A Torpey
R J Koscharsky

### Review of Operations

The consolidated results for the half-year ended 31 December 2001 attributable to Members of the Company were:

| | 2001 | 2000 |
|---|---|---|
| Operating Profit/(Loss) from ordinary operating activities before tax | (559,113) | 18,622 |
| Income tax on ordinary activities | - | - |
| Profit/(Loss) from extraordinary items after tax | - | - |
| Net Profit/(Loss) | (559,113) | 18,622 |
| Net Profit(Loss) attributable to outside equity interest | - | - |
| Net Profit/(Loss) for the period attributable to Members | (559,113) | 18,622 |

The Group's operating result for the period under review was a loss of $(559,113) compared to an operating profit of $18,622 for the previous corresponding period. The results of the previous corresponding period included an abnormal profit of $2,750,170 on the sale of the wholly owned subsidiary company, Imperial Mining (Aust) NL to BeMaX Resources NL.

## Matters Subsequent to Balance Date

- A General Meeting of shareholders will be held on 27 March 2002. The purpose of the Meeting is to deal with the transactions associated with a financial arrangement entered into with PSG Doyle Capital Limited on 17 December 2001.

  The Company is seeking shareholder approval to issue a further 34,210,500 Convertible Notes (balance of 52,631,600 Convertible Notes) to repay the interim loan of $400,000 made to the Company and allow for a further draw-down of $250,000 if required.

  In addition to the initial issue of 18,421,100 Convertible Notes, the Company issued 37,295,000 unlisted options to take up shares in the Company. Each option is exercisable at one cent at any time up to 31 December 2006.

  Ratification will also be sought from shareholders for the issue of the above options and the initial 18,421,100 Convertible Notes.

  In the event that shareholders do not approve the issue of the additional 34,210,500 Convertible Notes then the $400,000 loan will immediately become due and payable.

- The Company holds a 23.48% equity interest in BeMaX Resources NL (BeMaX). BeMaX has interests in tenements covering approximately 9,000km$^2$ in the New South Wales part of the Murray Basin, with global resources containing approximately 40 million tones of heavy minerals.

  The BIP Joint Venture (BeMaX 75% and Operator, Probo Mining Limited 25%) owns the large Ginkgo and Snapper deposits situated 120 kilometres north of Mildura.

  Subsequent to balance date, BeMaX have reported the following in respect of its Ginkgo deposit.

  - A comprehensive $6 million Bankable Feasibility Study on the development of the Ginkgo Mineral Sands project, which commenced in January 2001 had been completed and has definitively confirmed the projects economic viability.

  - The Development Consent for the Ginkgo Mine was signed by the Minister for Planning NSW on 30 January 2002. Agreement with the local indigenous people (Barkandji) was finalised in December 2001.

  - The Joint Venture partners have resolved to proceed with the development of Ginkgo, subject to the securing of Offtake Agreements and Finance.

  - Discussions with feedstock producers and potential financiers are currently underway with positive indications on interest received to date.

- The Project Development schedule provides for:

  Commissioning of Ginkgo in the second half of 2003 with first shipments of mineral product in first quarter 2004.

- On 12 March 2002, it was announced that a Mining Lease for the Ginkgo Mineral Sands Project had been granted by the Minister for Mineral Resources New South Wales. Grant of the Mining Lease represents the final step in a comprehensive mining approval process.

This Report is made in accordance with a resolution of the Directors.

B W McLeod
Chairman

Sydney

15 March 2002

## DIRECTORS DECLARATION

The directors declare that the financial statements and notes are in accordance with the Corporations Law including:

(a) complying with Accounting standard AASB 1029 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the director's opinion there are reasonable grounds to believe that Imperial One Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

B W McLeod
Director

Sydney

15 March 2002

COURT & CO.
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

STEPHEN J. ROGERS
IAN D. STONE
PAUL W. LENTON
STUART H. CAMERON
ANTHONY KALOGEROU
NEIL R. HILLMAN
STEPHEN W. DAVIS
DAVID M. GALLERY

CONSULTANT
COLIN SPENCER

# INDEPENDENT REVIEW REPORT TO THE MEMBERS OF IMPERIAL ONE LIMITED

**Scope**

We have reviewed the financial report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, comprising the half-yearly report and directors' declaration of Imperial One Limited for the half-year ended 31 December 2001. The financial report is the consolidated financial report of the economic entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the preparation and presentation of the financial report. We have performed the review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, and other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B and in order for the company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Statement**

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial report, as defined in the scope section, of Imperial One Limited is not in accordance with:

**a.** the Corporations Act 2001, including:

- **i** giving a true and fair view of the financial position of the economic entity at 31 December 2001 and of its performance for the half-year ended on that date;
- **ii** complying with Accounting Standard AASB 1029 Interim Financial Reporting, and the Corporations Regulations 2001;

**b.** other mandatory professional reporting requirements in Australia; and

**c.** ASX Listing Rules as they relate to Appendix 4B.

Stuart H. Cameron

**Court & Co**
Chartered Accountants

**Stuart H Cameron**
Partner

**Dated at Sydney** 15/3/02

PO BOX H195, AUSTRALIA SQUARE 1215
LEVEL 29, TOWER BUILDING, AUSTRALIA SQUARE
264 GEORGE STREET, SYDNEY NSW 2000
TELEPHONE 9251 4600 FACSIMILE 9251 7138
DX10156 STOCK EXCHANGE - SYDNEY

*Rules 4.1, 4.3*

# Appendix 4B (rule 4.13(b))

## Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

| |
|---|
| Imperial One Limited |

| ABN | Half yearly *(tick)* | Preliminary final *(tick)* | Half year/financial year ended ('current period') |
|---|---|---|---|
| 29 002 148 361 | X | | 31 December 2001 |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | up | 13.9% | to | 3,058,506 |
| Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* | down | | to | (559,113) |
| Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)* | down | | to | (559,113) |
| Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | gain (loss) of | | | - |
| Net profit (loss) for the period attributable to members *(item 1.11)* | down | | to | (559,113) |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)* | NIL¢ | N/A¢ |
| Interim dividend *(Half yearly report only - item 15.6)* | NIL¢ | NIL¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | NIL¢ | N/A¢ |

+ See chapter 19 for defined terms.

| | |
|---|---|
| +Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)* | N/A |

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

## Consolidated profit and loss account

| | | Current period – $A | Previous corresponding period - $A |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 3,058,506 | 2,685,190 |
| 1.2 | Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)* | 3,553,736 | 858,939 |
| 1.3 | Borrowing costs | 63,883 | 48,810 |
| 1.4 | Share of net profit (loss) of associates and joint venture entities *(see item 16.7)* | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **(559,113)** | **18,622** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | - | - |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **(559,113)** | **18,622** |
| 1.8 | Profit (loss) from extraordinary items after tax *(see item 2.5)* | - | - |
| **1.9** | **Net profit (loss)** | **(559,113)** | **18,622** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **(559,113)** | **18,622** |

## Consolidated retained profits

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | (47,160,151) | (38,391,596) |
| 1.13 | Net profit (loss) attributable to members *(item 1.11)* | (559,113) | 18,622 |
| 1.14 | Net transfers to and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.16 | Dividends and other equity distributions paid or payable | - | - |
| **1.17** | **Retained profits (accumulated losses) at end of financial period** | **(47,719,264)** | **(38,372,974)** |

| **Profit restated to exclude amortisation of goodwill** | | Current period $A | Previous corresponding period $A |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill | (559,113) | 18,622 |
| 1.19 | Less (plus) outside +equity interests | - | - |
| **1.20** | **Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members** | (559,113) | 453,721 |

## Profit (loss) from ordinary activities attributable to members

| | | Current period $A | Previous corresponding period $A |
|---|---|---|---|
| 1.21 | Profit (loss) from ordinary activities after tax (*item 1.7*) | (559,113) | 18,622 |
| 1.22 | Less (plus) outside +equity interests | - | - |
| **1.23** | **Profit (loss) from ordinary activities after tax, attributable to members** | **(559,113)** | **18,622** |

+ See chapter 19 for defined terms.

## Revenue and expenses from ordinary activities

*AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.*

| | | Current period $A | Previous corresponding period $A |
|---|---|---|---|
| 1.24 | Details of revenue and expenses | | |
| | Borrowing Costs | (68,378) | (47,896) |
| | Exploration expenditure written-off | - | (58,935) |
| | Profit on sale of controlled entity | - | 2,750,170 |
| | Profit on sale of investments | 96,536 | - |
| | Provision for diminution in value of investments | - | (800,000) |
| | Transfer to provisions for Employee Entitlements | (3,592) | (2,526) |

## Intangible and extraordinary items

| | | *Consolidated - current period* | | | |
|---|---|---|---|---|---|
| | | Before tax $A (a) | Related tax $A (b) | Related outside +equity interests $A (c) | Amount (after tax) attributable to members $A (d) |
| 2.1 | Amortisation of goodwill | | | | |
| 2.2 | Amortisation of other intangibles | | | | |
| **2.3** | **Total amortisation of intangibles** | NIL | NIL | NIL | NIL |
| 2.4 | Extraordinary items (details) | | | | |
| **2.5** | **Total extraordinary items** | NIL | NIL | NIL | NIL |

+ See chapter 19 for defined terms.

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year - $A | Previous year - $A |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report) | N/A | N/A |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | | |

## Consolidated balance sheet

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 469,157 | 1,211,061 | 777,559 |
| 4.2 | Receivables | 1,417,053 | 1,385,925 | 1,414,581 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 5,098 | 4,950 | 7,740 |
| 4.5 | Other (provide details if material) | - | 21,443 | 71,574 |
| **4.6** | **Total current assets** | **1,891,308** | **2,623,379** | **2,271,454** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | 5,935,652 | 5,781,725 | 6,876,454 |
| 4.9 | Other investments | - | - | - |
| 4.10 | Inventories | - | - | - |
| 4.11 | Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*) | 48,901 | 45,346 | 44,346 |
| 4.12 | Development properties (+mining entities) | - | - | - |
| 4.13 | Other property, plant and equipment (net) | 143,458 | 158,536 | 237,739 |
| 4.14 | Intangibles (net) | 30,370 | - | 402,392 |
| 4.15 | Other (provide details if material) | - | - | 3,915,892 |
| **4.16** | **Total non-current assets** | **6,158,381** | **5,985,607** | **11,476,823** |
| **4.17** | **Total assets** | **8,049,689** | **8,608,986** | **13,748,277** |
| | **Current liabilities** | | | |
| 4.18 | Payables | 2,422,991 | 2,250,161 | 1,818,020 |
| 4.19 | Interest bearing liabilities | 1,587,151 | 1,912,961 | 984,093 |
| 4.20 | Provisions | 242,806 | 239,214 | 217,585 |
| 4.21 | Other (provide details if material) | - | - | - |

+ See chapter 19 for defined terms.

| | | | | |
|---|---|---|---|---|
| **4.22** | **Total current liabilities** | **4,252,948** | **4,402,336** | **3,019,698** |
| | **Non-current liabilities** | | | |
| 4.23 | Payables | - | - | 1,560,834 |
| 4.24 | Interest bearing liabilities | - | - | - |
| 4.25 | Provisions | - | - | - |
| 4.26 | Other (provide details if material) | - | - | - |
| **4.27** | **Total non-current liabilities** | - | - | **1,560,834** |
| **4.28** | **Total liabilities** | **4,252,948** | **4,402,336** | **4,580,532** |
| **4.29** | **Net assets** | **3,796,741** | **4,206,650** | **9,167,745** |

**Consolidated balance sheet continued**

| | | | | |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.30 | Capital/contributed equity | 50,908,725 | 50,759,521 | 47,023,999 |
| 4.31 | Reserves | 607,279 | 607,279 | 607,279 |
| 4.32 | Retained profits (accumulated losses) | (47,719,263) | (47,160,150) | (38,372,974) |
| **4.33** | **Equity attributable to members of the parent entity** | **3,796,741** | **4,206,650** | **9,258,304** |
| 4.34 | Outside +equity interests in controlled entities | - | - | (90,559) |
| **4.35** | **Total equity** | **3,796,741** | **4,206,650** | **9,167,745** |
| 4.36 | Preference capital included as part of 4.33 | - | - | - |

## Exploration and evaluation expenditure capitalised

*To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.*

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 5.1 | Opening balance | 45,346 | 647,925 |
| 5.2 | Expenditure incurred during current period | 3,555 | 21,435 |
| 5.3 | Expenditure written off during current period | - | (58,935) |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | (566,079) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 5.5 | Expenditure transferred to Development Properties | - | - |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.11)* | **48,901** | **44,346** |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 6.1 | Opening balance | | |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | - | - |

## Consolidated statement of cash flows

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 2,728,069 | 2,368,412 |
| 7.2 | Payments to suppliers and employees | (3,190,980) | (2,748,200) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 2,193 | 3,968 |
| 7.6 | Interest and other costs of finance paid | (22) | (32) |
| 7.7 | Income taxes paid | - | - |
| 7.8 | Other (provide details if material) | - | 6,595 |
| **7.9** | **Net operating cash flows** | **(460,740)** | **(369,257)** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (583) | (93,055) |
| 7.11 | Proceeds from sale of property, plant and equipment | - | - |
| 7.12 | Payment for purchases of equity investments | (437,500) | (496,278) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 7.13 | Proceeds from sale of equity investments | 298,523 | - |
| 7.14 | Net loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other (provide details if material) | - | - |
| **7.17** | **Net investing cash flows** | **(139,560)** | **(589,333)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | 21,861 | - |
| 7.19 | Proceeds from borrowings | 1,091,500 | 750,000 |
| 7.20 | Repayment of borrowings | (1,254,965) | - |
| 7.21 | Dividends paid | - | - |
| 7.22 | Other (provide details if material) | - | - |
| **7.23** | **Net financing cash flows** | **(141,604)** | **750,000** |
| 7.24 | **Net increase (decrease) in cash held** | **(741,904)** | **(208,590)** |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 1,211,061 | 986,149 |
| 7.26 | Exchange rate adjustments to item 7.25. | - | - |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | **469,157** | **777,559** |

## Non-cash financing and investing activities

*Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.*

Loans made under the employee share scheme of $251,000 were offset against amounts due to related entities when the benefit of these loans were transferred to those related entities.

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 331,657 | 629,172 |
| 8.2 | Deposits at call | 137,500 | 148,387 |
| 8.3 | Bank overdraft | - | - |
| 8.4 | Other (provide details) | - | - |
| **8.5** | **Total cash at end of period** *(item 7.27)* | **469,157** | **777,559** |

+ See chapter 19 for defined terms.

| **Ratios** | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | (18.28)% | .69% |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*) | (14.72)% | .20% |

| **Earnings per security (EPS)** | | Current period | Previous corresponding period |
|---|---|---|---|
| 10.1 | Calculation of the following in accordance with *AASB 1027: Earnings per Share* | | |
| | (a) Basic EPS | (.15) CENTS | .007 CENTS |
| | (b) Diluted EPS (if materially different from (a)) | .042 CENTS | .0021 CENTS |
| | (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 372,950,573 | 252,241,926 |

| **NTA backing**<br>*(see note 7)* | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security | | |

## Details of specific receipts/outlays, revenues/ expenses

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 12.1 | Interest revenue included in determining item 1.5 | 8,897 | 3,382 |
| 12.2 | Interest revenue included in item 12.1 but not yet received (if material) | 47 | 193 |
| 12.3 | Interest costs excluded from borrowing costs, capitalised in asset values | - | - |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 12.4 | Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material) | - | - |
| 12.5 | Depreciation and amortisation (excluding amortisation of intangibles) | 9,745 | 43,967 |
| 12.6 | Other specific relevant items not shown in item 1.24 *(see note 15)* | - | - |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | N/A |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | $ |
| 13.3 | Date from which such profit has been calculated | |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | $ |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | N/A |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | $ |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | $ |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $ - |

+ See chapter 19 for defined terms.

## Reports for industry and geographical segments

*Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.*

## Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets )
Unallocated assets )
Total assets (*equal to item 4.17*) )

*Comparative data for segment assets should be as at the end of the previous corresponding period.*

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | NO DIVIDEND DECLARED |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | N/A |

## Amount per security

| | | Amount per security | Franked amount per security at 36 tax | Amount per security of foreign source dividend |
|---|---|---|---|---|
| **15.4** | *(Preliminary final report only)* **Final dividend:** Current year | NIL¢ | N/A | N/A |
| 15.5 | Previous year | NIL¢ | N/A | N/A |

+ See chapter 19 for defined terms.

| | | | | |
|---|---|---|---|---|
| 15.6 | *(Half yearly and preliminary final reports)* **Interim dividend:** Current year | NIL¢ | N/A | N/A |
| 15.7 | Previous year | NIL¢ | N/A | N/A |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | NIL¢ | NIL¢ |
| 15.9 | Preference +securities | NIL¢ | NIL¢ |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 15.10 | +Ordinary securities | NIL | NIL |
| 15.11 | Preference +securities | NIL | NIL |
| 15.12 | Other equity instruments | NIL | NIL |
| **15.13** | **Total** | NIL | NIL |

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions)

N/A

+ See chapter 19 for defined terms.

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | | Current period $A | Previous corresponding period - $A |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before income tax | - | - |
| 16.2 | Income tax on ordinary activities | - | - |
| **16.3** | **Profit (loss) from ordinary activities after income tax** | - | - |
| 16.4 | Extraordinary items net of tax | - | - |
| **16.5** | **Net profit (loss)** | - | - |
| 16.6 | Outside +equity interests | - | - |
| **16.7** | **Net profit (loss) attributable to members** | - | - |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| | Current period | Previous corresponding period | Current period - $A | Previous corresponding period- $A |
| **17.1 Equity accounted associates and joint venture entities** | | | | |
| **17.2 Total** | | | | |
| 17.3 Other material interests | | | | |
| **17.4 Total** | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current period

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| Category of +securities | | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference +securities** *(description)* | NIL | NIL | | |
| 18.2 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | <br>NIL<br>NIL | <br>NIL<br>NIL | | |
| **18.3** | **+Ordinary securities** | 377,923,153 | 377,923,153 | | |
| 18.4 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks | <br>4,973,534<br>NIL | <br>4,973,534<br>NIL | | |
| **18.5** | **+Convertible debt securities** *(description and conversion factor)* | 18,421,100 | NIL | | |
| 18.6 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | <br>18,421,100<br>NIL | <br>NIL<br>NIL | | |
| **18.7** | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
| | | 177,064,309<br>14,350,000<br>41,439,068<br>37,295,000 | 177,064,309<br>NIL<br>41,439,068<br>NIL | 20 CENTS<br>9 CENTS<br>10 CENTS<br>1 CENT | 31/7/2003<br>6/7/2005<br>30/6/2004<br>31/12/2006 |
| 18.8 | Issued during current period | 37,295,000 | NIL | 1 CENT | 31/12/2006 |
| 18.9 | Exercised during current period | NIL | NIL | | |
| 18.10 | Expired during current period | NIL | NIL | | |
| **18.11** | **Debentures** *(totals only)* | NIL | NIL | | |
| **18.12** | **Unsecured notes** *(totals only)* | NIL | NIL | | |

+ See chapter 19 for defined terms.

## Comments by directors

*Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.*

### Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

- A General Meeting of shareholders will be held on 27 March 2002. The purpose of the Meeting is to deal with the transactions associated with a financial arrangement entered into with PSG Doyle Capital Limited on 17 December 2001.

  The Company is seeking shareholder approval to issue a further 34,210,500 Convertible Notes (balance of 52,631,600 Convertible Notes) to repay the interim loan of $400,000 made to the Company and allow for a further draw-down of $250,000 if required.

  In addition to the initial issue of 18,421,100 Convertible Notes, the Company issued 37,295,000 unlisted options to take up shares in the Company. Each option is exercisable at one cent at any time up to 31 December 2006.

  Ratification will also be sought from shareholders for the issue of the above options and the initial 18,421,100 Convertible Notes.

  In the event that shareholders do not approve the issue of the additional 34,210,500 Convertible Notes then the $400,000 loan will immediately become due and payable.

- The Company holds a 23.48% equity interest in BeMaX Resources NL (BeMaX). BeMaX has interests in tenements covering approximately 9,000km$^2$ in the New South Wales part of the Murray Basin, with global resources containing approximately 40 million tones of heavy minerals.

  The BIP Joint Venture (BeMaX 75% and Operator, Probo Mining Limited 25%) owns the large Ginkgo and Snapper deposits situated 120 kilometres north of Mildura.

  Subsequent to balance date, BeMaX have reported the following in respect of its Ginkgo deposit.

+ See chapter 19 for defined terms.

- A comprehensive $6 million Bankable Feasibility Study on the development of the Ginkgo Mineral Sands project, which commenced in January 2001 had been completed and has definitively confirmed the projects economic viability.

- The Development Consent for the Ginkgo Mine was signed by the Minister for Planning NSW on 30 January 2002. Agreement with the local indigenous people (Barkandji) was finalised in December 2001.

- The Joint Venture partners have resolved to proceed with the development of Ginkgo, subject to the securing of Offtake Agreements and Finance.

- Discussions with feedstock producers and potential financiers are currently underway with positive indications on interest received to date.

- The Project Development schedule provides for:

  Commissioning of Ginkgo in the second half of 2003 with first shipments of mineral product in first quarter 2004.

- On 12 March 2002, it was announced that a Mining Lease for the Ginkgo Mineral Sands Project had been granted by the Minister for Mineral Resources New South Wales. Grant of the Mining Lease represents the final step in a comprehensive mining approval process.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Changes in accounting policies since the last annual report are disclosed as follows.
*(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)*

NIL

+ See chapter 19 for defined terms.

## Additional disclosure for trusts

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | |
| 19.2 | A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | |
| Date | |
| Time | |
| Approximate date the +annual report will be available | |

+ See chapter 19 for defined terms.

# Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

| Identify other standards used | |
|---|---|

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

*(Tick one)*

| | | | |
|---|---|---|---|
| ☐ | The +accounts have been audited. | ☑ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: ............................................................ Date: 15 - 3 - 2002
(Director/C~~ompany Secretary~~)

Print name: BRUCE McLEOD

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must

+ See chapter 19 for defined terms.

attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

| | |
|---|---|
| Item 1.1 | The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*. |
| Item 1.6 | This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax). |

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

**Format** The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

**Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary

+ See chapter 19 for defined terms.

activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

**Notes to the half-year financial statements
for the half-year ended 31 December 2001**

## 1. Basis of preparation of half-year financial report

The significant policies which have been adopted in the preparation of this half-year financial report are:

### (a) Basis of preparation

The general purpose half year financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reporting, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views.

This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements and supplementary prospectuses issued during the half-year ended 31 December 2000 in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

The half-year financial report does not include notes of the type normally included in the annual financial report.

The accounting policies have been consistently applied and are consistent with those of the previous financial year and corresponding half-year.

### (b) Reclassification of financial information

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AAB 1029 Interim Financial Reporting and the first time application at 30 June 2001 of AASB 1018 Statement of Financial Performance and AASB 1040 Statement of Financial Position.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items. These items are no longer identified separately on the face of the statement of financial performance.

## SCHEDULE 'A'

## REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

### (i) Industry Segments

The group operates as an investor in internet portals, media technologies mining, exploration and development ventures predominantly in Australia and South East Asia.

### (ii) Geographical Segments

| | AUSTRALIA | | SOUTH EAST ASIA | | CONSOLIDATED | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| | $ | $ | $ | $ | $ | $ |
| Segment Revenue | 3,058,506 | 2,685,190 | - | - | 3,058,506 | 2,685,190 |
| Unallocated Revenue | | | | | - | - |
| Total revenue | | | | | 3,058,506 | 2,055,881 |
| Segment results | (393,303) | 206,122 | - | - | (393,303) | 206,122 |
| Unallocated expenses | | | | | (165,800) | (187,500) |
| Consolidated operating profit/(loss) after income tax | | | | | (559,113) | 18,622 |
| Segment assets | 7,799,689 | 10,194,224 | 250,000 | 3,554,053 | 8,049,689 | 13,748,277 |
| Total assets | | | | | 8,049,689 | 13,748,277 |

+ See chapter 19 for defined terms.

## ADDITIONAL DISCLOSURES

## CONTINGENT LIABILITIES

### SCHEDULE "B"

(a) Companies in the Imperial One Limited group have a maximum contingent liability of $147,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.

(b) The Company has a potential liability to certain of its officers of up to a maximum of $234,500 in respect of entitlements they have foregone. The amount of this liability will be made certain once negotiations between the Company and those officers have been finalised and such amount will be paid from cashflows generated from operations of the Company.

(c) Imperial has provided certain tax indemnities to the investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.

+ See chapter 19 for defined terms.